C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : EC/GS/CPP/275/05

05013362

BY AIRMAIL

1st December, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED
DEC 1 6 2005
WASH, D.C. 185 SECTION

Attn : International Corporate Finance

Ladies and Gentlemen

SUPPL

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

..................../2

Dlw 12/19

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 30th November, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding Results of the Special General Meeting held on 30th November, 2005 regarding the New Continuing Connected Transactions, Revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions, Supplemental Agreement and Proposed Amendments to the Bye-Laws

   Date : 30th November, 2005

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 30TH NOVEMBER, 2005
NEW CONTINUING CONNECTED TRANSACTIONS, REVISION OF THE EXISTING ANNUAL CAPS UNDER THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS, THE SUPPLEMENTAL AGREEMENT AND PROPOSED AMENDMENTS TO THE BYE-LAWS

The Board is pleased to announce that all the resolutions approving the New Continuing Connected Transactions, the revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions, the Supplemental Agreement and the proposed amendments to the Bye-Laws were duly passed at the Special General Meeting held on 30th November, 2005.

Reference is made to the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 27th October, 2005 (the "Circular") regarding the New Continuing Connected Transactions, the revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions, the Supplemental Agreement and the proposed amendments to the Bye-Laws. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all the resolutions approving the New Continuing Connected Transactions, the revision of the Existing Annual Caps under the Shanghai Lotus Continuing Connected Transactions, the Supplemental Agreement and the proposed amendments to the Bye-Laws were duly passed by way of poll by the Independent Shareholders or the Shareholders (as the case may be) at the Special General Meeting. The Company's branch share registrar and transfer office in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer of the vote-taking at the Special General Meeting.

Details of the poll results in respect of the resolutions proposed at the Special General Meeting were as follows:

ORDINARY RESOLUTIONS	FOR Votes (%)	AGAINST Votes (%)	Total number of votes
1. To approve the Chia Tai Food Packaged Food and Poultry Products New Supply Agreement and the related annual caps of the transactions contemplated thereunder	626,069,451 (100%)	0 (0%)	626,069,451
2. To approve the First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement and the related annual caps of the transactions contemplated thereunder	626,069,451 (100%)	0 (0%)	626,069,451
3. To approve the Ningbo Chia Tai Edible Oil New Supply Agreement and the related annual caps of the transactions contemplated thereunder	626,069,451 (100%)	0 (0%)	626,069,451
4. To approve the revised annual caps of the Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	626,069,451 (100%)	0 (0%)	626,069,451
5. To approve the revised annual caps of the Shanghai Lotus Duck and Processed Meat Purchase Agreement	626,069,451 (100%)	0 (0%)	626,069,451
6. To approve the Supplemental Agreement of Shanghai Lotus Duck and Processed Meat Purchase Agreement	626,069,451 (100%)	0 (0%)	626,069,451
SPECIAL RESOLUTION			
7. To approve the amendments to the Bye-Laws	2,112,177,896 (100%)	0 (0%)	2,112,177,896

As at the date of the Special General Meeting, the number of issued shares of the Company was 2,889,730,786 shares. As referred to in the Circular, the Chearavanont Shareholders and their respective associates (including CPI Holding Co., Ltd. and Worth Access Trading Limited) who were interested in a total of 1,486,108,445 shares, representing approximately 51.43% of the issued share capital of the Company, were required to abstain from voting on each of the resolution nos. 1 to 6 at the Special General Meeting and abstained from voting on such resolutions at the Special General Meeting. As a result, only the Independent Shareholders holding a total of 1,403,622,341 shares were entitled to attend and vote for or against the resolution nos. 1 to 6 at the Special General Meeting. All the Shareholders holding a total of 2,889,730,786 shares were entitled to attend and vote for or against the resolution no. 7 at the Special General Meeting. There were no shares entitling the holders to attend and vote only against the resolutions at the Special General Meeting.

By Order of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 30th November, 2005

As at the date of this announcement, the Board of the Company comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive Directors, namely Mr. Ma Chiu Cheung, Andrew, Mr. Kowit Wattana and Mr. Sombat Deo-isres.